Collectable Sports Assets, LLC

333 Westchester Avenue

Suite W21000

White Plains, NY 10604

March 26, 2021

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC. 20549
Attn: Scott Anderegg

Re:	Collectable Sports Assets, LLC
Offering Statement on Form 1-A Post-qualification Amendment No. 10 Filed March 15, 2021
File No. 024-11178

Ladies and Gentlemen:

We understand that the staff of the U.S. Securities and Exchange Commission (the “Commission”) has indicated that it does not have any comments with respect to Post-Qualification Amendment No. 10 to the Offering Statement on Form 1-A (the “Amended Offering Statement”) of Collectable Sports Assets, LLC (the “Company”) and we hereby request that the Commission approve the qualification of the Amended Offering Statement as of 4:00 PM Eastern Daylight Time on Monday, March 29, 2021 or as soon thereafter as is practicable.

We request that we be notified of such qualification by a telephone call to our counsel, Gary M. Brown at (615) 664-5330.

Sincerely, Collectable Sports Assets, LLC By: CS Asset Manager, LLC, its managing member

By:	/s/ Ezra Levine
Ezra Levine Chief Executive Officer

cc:	Gary M. Brown